The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion. Dated August 8, 2018

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-216372 and 333-216372-01

Citigroup Global Markets Holdings Inc.

$

Autocallable Buffered Commodity-Linked Notes due

All Payments Due from Citigroup Global Markets Holdings Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Unlike conventional debt securities, the notes offered by this pricing supplement do not pay interest and do not repay a fixed amount of principal at maturity. The notes will mature on the maturity date (expected to be the second business day after the scheduled determination date) unless they are automatically called on a call observation date (expected to be approximately 3 months, 6 months and 9 months after the trade date, respectively).  The notes will be automatically called on a call observation date if the settlement price of the first nearby (meaning the futures contract next scheduled for settlement or delivery that is still available for trading) West Texas Intermediate (WTI) light sweet crude oil futures contract (the “underlier”) on such date is greater than or equal to the initial underlier level (set on the trade date and may be higher or lower than the actual settlement price of the underlier on the trade date), resulting in a payment on the corresponding call payment date equal to the stated principal amount of the notes plus the product of the stated principal amount times the applicable call premium (set on the trade date and specified on page PS-3 of this pricing supplement).

If the notes are not automatically called, the amount that you will be paid on the maturity date is based on the performance of the underlier as measured from the trade date to and including the determination date (expected to be between 13 and 15 months after the trade date). If the final underlier level on the determination date is greater than or equal to the initial underlier level, you will receive the stated principal amount plus the product of the stated principal amount times the maturity date premium (set on the trade date and specified on page PS-3 of this pricing supplement). If the final underlier level declines from the initial underlier level by up to a buffer amount of 20.00%, you will receive the stated principal amount of the notes. However, if the final underlier level declines from the initial underlier level by more than the 20.00% buffer amount, the return on the notes will be negative and you will lose 1.25% of the stated principal amount of the notes for every 1% by which that decline exceeds the 20.00% buffer amount. You could lose your entire investment in the notes. In exchange for the potential to receive a call premium or a maturity date premium and the limited buffer feature of the notes, you must be willing to forgo (i) any return in excess of the applicable call premium or the maturity date premium, as applicable and (ii) interest on the notes.

The return on the notes is capped.  The maximum payment you could receive is limited if the notes are automatically called on a call observation date because of the applicable call premium. If the notes are not automatically called, your return at maturity is limited to the maturity date premium of between 14.08% and 17.33% (set on the trade date);

If the notes are not automatically called on a call observation date, to determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the price of the underlier from the initial underlier level (set on the trade date) to the final underlier level on the determination date. On the maturity date, for each $1,000 stated principal amount note you then hold, you will receive an amount in cash equal to:

•	if the underlier return is positive or zero (the final underlier level is greater than or equal to the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium;

•	if the underlier return is negative but not below -20.00% (the final underlier level is less than the initial underlier level but not by more than 20.00%), $1,000; or

•	if the underlier return is negative and is below -20.00% (the final underlier level is less than the initial underlier level by more than 20.00%), the sum of (i) $1,000 plus (ii) the product of (a) 1.25 times (b) the sum of the underlier return plus 20.00% times (c) $1,000. This amount will be less than $1,000 and may be zero.

The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you may not receive any amount due under the notes. The notes will not be listed on any securities exchange and may have limited or no liquidity.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-8.

	Issue Price(1)	Underwriting Discount(2)	Net Proceeds to Issuer
Per Note:	$1,000.00*	$9.50	$990.50
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the trade date will be at least $990.00 per note, which will be less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of the issuer, is the underwriter for the offering of the notes and is acting as principal. The total underwriting discount in the table above assumes that the underwriter receives an underwriting discount for each note sold in this offering. For more information on the distribution of the notes, see “Summary Information—Key Terms—Supplemental plan of distribution” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

* The issue price will be between $990.50 and $1,000.00 for investors in certain fee-based advisory accounts, reflecting a foregone underwriting discount with respect to such notes. Please see “Supplemental plan of distribution” on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are part of the Medium-Term Senior Notes, Series N of Citigroup Global Markets Holdings Inc. This pricing supplement is a supplement to the documents listed below and should be read together with such documents, which are available at the following hyperlink:

•	Prospectus Supplement and Prospectus each dated April 7, 2017

Citigroup Global Markets Inc.

Pricing Supplement No. 2018—USNCH1379 dated----------, 2018

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

CGMI may use this pricing supplement in the initial sale of the notes. In addition, CGMI or any other affiliate of Citigroup Inc. may use this pricing supplement in a market-making transaction in a note after its initial sale.

SUMMARY INFORMATION

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes.

This section is meant as a summary and should be read in conjunction with the section titled “Additional Terms of the Notes” beginning on page PS-15 of this pricing supplement.

Key Terms

Issuer: Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee: all payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Underlier: the first nearby West Texas Intermediate (WTI) light sweet crude oil futures contract as traded on the New York Mercantile Exchange (“NYMEX”) (Bloomberg symbol “CL1” <Cmdty>) (references herein to the “first nearby” futures contract refer to the futures contract next scheduled for settlement or delivery that is still available for trading). See “The Underlier” on page PS-18 of this pricing supplement

Stated principal amount: each note will have a stated principal amount of $1,000

Purchase at amount other than the stated principal amount: the amount we will pay you on a call payment date or at the stated maturity date, as applicable, for the notes will not be adjusted based on the issue price you pay for the notes, so if you acquire notes at a premium (or discount) to the stated principal amount and hold them to a call payment date or the stated maturity date, as applicable, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the stated principal amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the stated principal amount. See “Risk Factors — If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-14 of this pricing supplement

Automatic redemption: if the settlement price of the underlier on a call observation date is greater than or equal to the call level, the notes will be automatically called on the applicable call observation date and we will pay the applicable cash settlement amount on the corresponding call payment date

Cash settlement amount (paid on a call payment date):  if the notes are automatically called on a call observation date because the settlement price of the underlier on such day is equal to or greater than the call level, for each $1,000 stated principal amount of the notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium applicable to the corresponding call observation date

Call observation dates (to be set on the trade date):  expected to be approximately 3 months, 6 months and 9 months after the trade date, respectively. Each call observation date is subject to postponement if such date is not a scheduled trading day or is a disrupted day, as described under “Additional Terms of the Notes — Postponement of a Valuation Date” on page PS-15 of this pricing supplement

Call payment dates:  the second business day after the corresponding call observation date. If a call observation date is postponed as provided under “Call observation dates” above, the corresponding call payment date will also be postponed by the same number of business day(s) from but excluding the originally scheduled call observation date to and including the actual call observation date.

Call premium (to be set on the trade date):  for each call observation date, expected to be as indicated in the table below

Call Observation Date	Call Premium
Approximately 3 months after the trade date	3.25 – 4.00% (to be set on the trade date)
Approximately 6 months after the trade date	6.50 – 8.00% (to be set on the trade date)
Approximately 9 months after the trade date	9.75 – 12.00% (to be set on the trade date)

Call level:  100.00% of the initial underlier level with respect to each scheduled call observation date

Initial underlier level (to be set on the trade date, which may be an intraday level and which may be higher or lower than the actual settlement price of the underlier on the trade date):

Cash settlement amount (paid on the maturity date): if the notes are not automatically called, on the maturity date, for each $1,000 stated principal amount of notes you then hold, we will pay you an amount in cash equal to:

•	if the final underlier level is greater than or equal to the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium;

•	if the final underlier level is less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

•	if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate times (b) the sum of the underlier return plus the buffer amount times (c) $1,000

Maturity date premium (to be set on the trade date): expected to be between 14.08% and 17.33%

Final underlier level: the settlement price of the underlier on the determination date, as described under “Additional Terms of the Notes — Determining the Settlement Price” on page PS-15 of this pricing supplement

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage

Buffer level: 80.00% of the initial underlier level

Buffer amount: 20.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals 125.00%

Trade date:----------, 2018

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date. See “Supplemental plan of distribution” below for additional information.

Determination date (to be set on the trade date): expected to be between 13 and 15 months after the trade date. The determination date is subject to postponement if such date is not a scheduled trading day or is a disrupted day, as described under “Additional Terms of the Notes — Postponement of a Valuation Date” on page PS-15 of this pricing supplement

Maturity date (to be set on the trade date): expected to be the second business day after the scheduled determination date

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

Business day: any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close

Supplemental plan of distribution: Citigroup Global Markets Holdings Inc. expects to sell to CGMI, and CGMI expects to purchase from Citigroup Global Markets Holdings Inc., the aggregate stated principal amount of the offered notes specified on the front cover of this pricing supplement. CGMI proposes initially to offer the notes to the public at the issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 0.95% of the stated principal amount. The issue price for notes purchased by certain fee-based advisory accounts will be between 99.05% and 100.00% of the stated principal amount, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes is 0.00%). In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle two business days after the date on which the parties agree to the sale. Because the settlement date for the notes is more than two business days after the trade date, investors who wish to sell the notes at any time prior to the second business day preceding the original issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates. CGMI or such other of our affiliates or such dealer or its affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the settlement price of the underlier and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-20 of this pricing supplement

Calculation Agent: CGMI

CUSIP: 17326X603

ISIN: US17326X6031

HYPOTHETICAL EXAMPLES

The examples below are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical underlier settlement prices on a call observation date and on the determination date could have on whether the notes are called or the cash settlement amount on the stated maturity date.

The examples below are based on a range of settlement prices for the underlier that are entirely hypothetical; no one can predict what the settlement price of the underlier will be on any day throughout the life of the notes, and no one can predict what the settlement price of the underlier will be on a call observation date or on the determination date. The underlier has been highly volatile in the past — meaning that the settlement price of the underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the examples below reflects hypothetical returns on the notes assuming that they are purchased on the original issue date at the stated principal amount and held to a call payment date or the maturity date, as applicable. If you sell the notes in a secondary market prior to the maturity date, your return will depend upon the value of the notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underlier and our and Citigroup Inc.’s creditworthiness. Please read “Risk Factors — The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement. It is likely that any secondary market price for the notes will be less than the issue price.

The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Stated principal amount	$1,000
Buffer level	80.00% of the initial underlier level
Buffer rate	125.00%
Buffer amount	20.00%
Call level on each call observation date	100.00% of the initial underlier level
Call premium	3.25% for the first call observation date; 6.50% for the second call observation date; 9.75% for the third call observation date
Maturity date premium	14.08%

A disrupted day does not occur on an originally scheduled call observation date or the originally scheduled determination date

No change in or affecting the underlier

Notes purchased on original issue date at the stated principal amount and held to a call payment date or the stated maturity date, as applicable

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining whether the notes are automatically called and, if the notes are not automatically called, the amount that we will pay on the notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the settlement price of the underlier prior to the trade date and may be higher or lower than the settlement price of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of the notes, as well as whether the notes are automatically called on a call observation date and the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical settlement prices of the underlier shown elsewhere in this pricing supplement. For information about the historical settlement prices of the underlier during recent periods, see “The Underlier — Historical Settlement Prices of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the settlement prices of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

If the notes are automatically called on the first call observation date (i.e., on the first call observation date the settlement price of the underlier is equal to or greater than the call level), the cash settlement amount that we would deliver for each $1,000 stated principal amount of the notes on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the call premium of 3.25%. If, for example, the settlement price of the underlier on the first call observation date were determined to be 120.000% of the initial underlier level, the notes would be automatically called and the cash settlement amount that we would deliver on the notes on the corresponding call payment date would be 103.25% of the stated principal amount of the notes or $1,032.50 for each $1,000 stated

principal amount of the notes. The return on the notes upon automatic call is capped and may be less than the return on an alternative investment that participates in the appreciation of the underlier.

If, for example, the notes are not automatically called on the first call observation date but are automatically called on the second call observation date (i.e., on the first call observation date the settlement price of the underlier is less than the call level and on the second call observation date the settlement price of the underlier is greater than or equal to the call level), the cash settlement amount that we would deliver for each $1,000 stated principal amount of the notes on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the call premium of 6.50%. If, for example, the settlement price of the underlier on the second call observation date were determined to be 130.000% of the initial underlier level, the notes would be automatically called and the cash settlement amount that we would deliver on the notes on the corresponding call payment date would be 106.50% of the stated principal amount of the notes or $1,065.00 for each $1,000 stated principal amount of the notes. The return on the notes upon automatic call is capped and may be less than the return on an alternative investment that participates in the appreciation of the underlier.

If, for example, the notes are not automatically called on the first or second call observation dates but are automatically called on the third call observation date (i.e., on the first and second call observation dates the settlement price of the underlier is less than the call level and on the third call observation date the settlement price of the underlier is greater than or equal to the call level), the cash settlement amount that we would deliver for each $1,000 stated principal amount of the notes on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the call premium of 9.75%. If, for example, the settlement price of the underlier on the third call observation date were determined to be 140.000% of the initial underlier level, the notes would be automatically called and the cash settlement amount that we would deliver on the notes on the corresponding call payment date would be 109.75% of the stated principal amount of the notes or $1,097.50 for each $1,000 stated principal amount of the notes. The return on the notes upon automatic call is capped and may be less than the return on an alternative investment that participates in the appreciation of the underlier.

If the notes are not automatically called on any call observation date (i.e., the settlement price of the underlier on each call observation date is less than the call level), the cash settlement amount we would deliver for each $1,000 stated principal amount note on the stated maturity date will depend on the settlement price of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on any call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts (at maturity), based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the stated principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding stated principal amount of the notes on the maturity date would equal 100.000% of the stated principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (at Maturity) (as Percentage of Stated Principal Amount)
200.000%	114.080%
175.000%	114.080%
150.000%	114.080%
125.000%	114.080%
110.000%	114.080%
100.000%	114.080%
90.000%	100.000%
80.000%	100.000%
75.000%	93.750%
50.000%	62.500%
25.000%	31.250%
0.000%	0.000%

If, for example, the notes have not been automatically called on any call observation date and the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount (at maturity) that we would deliver on the notes at maturity would be 31.250% of the stated principal amount of the notes, as shown in the table above. As a result, if you purchased the notes on the original issue date at the stated principal amount and held them to the maturity date, you would lose 68.750% of your investment. In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount (at maturity) that we would deliver on the notes at maturity would be capped at the stated principal amount plus the product of the stated principal amount times the maturity date premium (expressed as a percentage of the stated principal amount), or 114.080% of each $1,000 stated principal amount of the notes, as shown in the table above. As a result, if you held the notes to the stated maturity date, the cash settlement amount (at maturity) would be capped and you would not benefit from any increase in the final underlier level above the initial underlier level.

The table above demonstrates the diminishing benefit of the buffer feature of the notes the lower the final underlier level. For example, if the final underlier level were determined to be 75.000% of the initial underlier level, the cash settlement amount (at maturity) that we would deliver on the notes at maturity would be 93.750% of the stated principal amount of the notes, resulting in an effective buffer (i.e., the difference between the underlier return and your return on the notes) of 18.750%. However, if the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount (at maturity) that we would deliver on the notes at maturity would be 62.500% of the stated principal amount of the notes, resulting in an effective buffer of only 12.500%. The lower the final underlier level, the lower the effective buffer provided by the notes will be.

The cash settlement amounts shown above are entirely hypothetical; they are based on settlement prices of the underlier that may not be achieved on the determination date. The actual cash settlement amount you receive on the maturity date may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. The actual market value of the notes on the stated maturity date or at any other time, including any time you may wish to sell the notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on a call payment date or at maturity on notes held to the applicable call payment date or the stated maturity date, as applicable, in the examples above assume you purchased the notes at their stated principal amount and have not been adjusted to reflect the actual issue price you pay for the notes. The return on your investment (whether positive or negative) in the notes will be affected by the amount you pay for the notes. If you purchase the notes for a price other than the stated principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” on page PS-10 of this pricing supplement.

We cannot predict the settlement price of the underlier on a call observation date or the determination date or what the value of the notes will be on any particular day, nor can we predict the relationship between the settlement price of the underlier and the value of the notes at any time prior to the maturity date. The actual amount that you will receive, if any, on a call payment date or at maturity and the return on the notes will depend on whether the notes are automatically called, the actual initial underlier level, call premiums and the maturity date premium, which we will set on the trade date, and the actual final underlier level as determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of the notes, if any, on a call payment date or on the maturity date may be very different from the information reflected in the examples above.

RISK FACTORS

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlier. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a description of certain key risk factors for investors in the notes. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

You May Lose Some or All of Your Investment

Unlike conventional debt securities, the notes do not repay a fixed amount of principal at maturity. If the notes are not automatically called on a call observation date, your payment at maturity will depend on the performance of the underlier. If the underlier depreciates by more than the buffer amount, you will receive less than the stated principal amount of the notes at maturity. You should understand that any depreciation of the underlier beyond the buffer amount will result in a loss of more than 1% of the stated principal amount for each 1% by which the depreciation exceeds the buffer amount, which will progressively offset any protection that the buffer amount would offer. Accordingly, the lower the final underlier level, the less benefit you will receive from the buffer. There is no minimum payment at maturity, and you may lose up to all of your investment.

The Initial Underlier Level Will Be Determined at the Discretion of CGMI, as the Calculation Agent

The initial underlier level may be an intraday price of the underlier on the trade date, as determined by the calculation agent in its sole discretion, and may not be based on the settlement price of the underlier on such trade date. The initial underlier level may be higher or lower than the actual settlement price of the underlier on the trade date. Although the calculation agent will determine the initial underlier level in good faith, the discretion exercised by the calculation agent in determining the initial underlier level could have an impact (positive or negative) on the value of the notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of the notes, including the determination of the initial underlier level.

The Notes Do Not Pay Interest

Unlike conventional debt securities, the notes do not pay interest. You should not invest in the notes if you seek current income during the term of the notes.

Your Potential Return On the Notes Is Limited

Your potential total return on the notes on a call payment date or at maturity is limited to the applicable call premium or the maturity date premium, as applicable, which will be set on the trade date. Any increase in the settlement price of the underlier on a call observation date or the final underlier level on the determination date, as applicable, over the initial underlier level will not increase your return on the notes.

The Notes Are Subject to Automatic Redemption

If the notes are automatically called on a call observation date, your potential return on the notes is limited to the applicable call premium on the applicable call payment date. If the settlement price of the underlier is greater than or equal to the call level on a call observation date, we will pay you the stated principal amount of the notes along with the call premium applicable to that call observation date, regardless of how significantly the settlement price of the underlier on that call observation date may exceed the call level. Accordingly, the call premium may result in a return on the notes that is significantly less than the return you could have achieved on an alternative investment that offers the opportunity to participate in any appreciation of the underlier. In addition, the call premium you receive if the notes are called on a call observation date may be significantly less than the return you could have achieved if the notes had not been automatically called on that call observation date and had instead been called on a later call observation date or if you had been able to receive the maturity date premium.

The Term of the Notes May Be as Short as Three Months

If the settlement price of the underlier on a call observation date, including the call observation date expected to occur approximately three months after the trade date, is greater than or equal to the call level, the notes will be automatically called. The earlier the automatic call, the lower the call premium you will receive.

Your Return on the Notes Depends on the Settlement Prices of the Underlier on Only Four Days

Because your return on the notes depends on the settlement prices of the underlier only on the call observation dates or the determination date, as applicable, you are subject to the risk that the settlement prices of the underlier on those days may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlier that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of settlement prices of the underlier, you might have achieved better returns.

The Notes Are Subject to the Credit Risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

The Notes Will Not Be Listed on a Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy the notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Trade Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (ii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlier and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

The Estimated Value of the Notes Is Not an Indication of the Price, if Any, at Which CGMI or Any Other Person May Be Willing to Buy the Notes From You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

Prior to maturity, the value of your notes will fluctuate based on the price of the underlier at that time and a number of other factors, including those described below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of one or more other factors. The paragraphs below describe what we expect to be the impact on the value of the notes of a change in a specific factor, assuming all other conditions remain constant. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Price of the underlier. We expect that the value of the notes at any time prior to maturity will depend substantially on the price of the underlier at that time. If the price of the underlier decreases following the trade date, the value of your notes will also likely decline, perhaps significantly. Even at a time when the price of the underlier is greater than the initial underlier level, the value of your notes may nevertheless be significantly less than the stated principal amount of your notes because of expectations that the price of the underlier will continue to fluctuate over the term of the notes, among other reasons.

▪	Volatility of the price of the underlier. Volatility refers to the magnitude and frequency of changes in the price of the underlier over any given period. Any increase in the expected volatility of the price of the underlier may adversely affect the value of the notes.

▪	Interest rates. We expect that the value of the notes will be affected by changes in U.S. interest rates. In general, an increase in U.S. interest rates is likely to adversely affect the value of the notes.

▪	Time remaining to maturity. At any given time, the value of the notes may reflect a discount based on the amount of time then remaining to maturity, which will reflect uncertainty about the change in the price of the underlier over that period.

▪	Creditworthiness of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. Therefore, actual or anticipated adverse changes in the creditworthiness of either entity may adversely affect the value of the notes.

It is important for you to understand that the impact of one of the factors discussed above may offset, or magnify, some or all of any change in the value of the notes attributable to one or more of the other factors.

If the Price of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier. Changes in the price of the underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” above.

Immediately Following Issuance, Any Secondary Market Bid Price Provided by CGMI, and the Value That Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or Its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

Changes in the Market for the WTI Crude Oil Futures Contract May Adversely Affect the Value of Your Notes

Your notes are linked to the performance of a futures contract related to a physical commodity (WTI crude oil). Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. For example, a futures contract scheduled to stop trading or expire in a particular month may experience more severe pricing pressure or greater price volatility than a futures contract scheduled to expire in a different month, or vice-versa. This effect may be heightened in the case of the notes because the notes are linked to a single commodity contract with a single expiration, and open interest in futures contracts on the physical commodity may migrate to a different month, which may also make the market illiquid as well as volatile. Thus, the final underlier price for the WTI crude oil futures contract may be less favorable than it would have otherwise been if it had been determined with reference to a futures contract expiring in a different month or more than one futures contract with differing expirations or cessations of trading dates. As a result, the value of your notes may be less than would otherwise be the case if the final underlier price for the WTI crude oil futures contract had been determined by reference to a futures contract scheduled to expire in a more favorable month for pricing purposes or more than one futures contract.

Commodity Markets May Be Subject to Limit Prices

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, trading in the contract will follow the regulations set forth by the trading facility on which the contract is listed. Limit prices may have the effect of precluding trading in a particular contract, which could adversely affect the value of a commodity contract. The occurrence of “limit prices” amounts to a market disruption event which may result in the calculation agent postponing the determination date or any call observation date.

The Settlement Price of the WTI Crude Oil Futures Contract May Be More Volatile Than if Another Nearby Futures Contract Had Been Used

The settlement price on the call observation dates and the determination date will be the price of the first nearby futures contract. The price of a commodity futures contract is typically at its most volatile as the futures contract approaches maturity. Because the first nearby futures contract is used to determine the settlement price of the WTI crude oil futures contract on a call observation date or the determination date, the settlement price may therefore be more volatile than if another nearby futures contract with a longer maturity had been used.

Your Notes Will Not Benefit From a Positive Roll Yield

Securities linked to commodity futures contracts are often subject to “rolling”, meaning that as the contracts that underlie the security come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in May may specify a July expiration. As time passes, the contract expiring in July is replaced by a contract for delivery in September. This is accomplished by selling the July contract and purchasing the September contract. If the market for these contracts (putting aside other considerations) is in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the July contract would take place at a price that is higher than the price of the September contract, thereby creating a positive “roll yield”. Similarly, if the market for these contracts is in “contango”, where the prices are higher in the distant delivery months than in the nearer delivery months, it could result in a negative roll yield. Because your notes are linked to a contract with a fixed expiration date and will not be subject to rolling, you will not benefit from any positive roll yield.

A Difference in the Future Prices of Commodities Relative to Their Current Prices May Lead to a Decrease in the Return on Your Notes

Commodity futures contracts normally specify a certain date for delivery of the applicable physical commodity. As the exchange-traded commodity futures contracts approach expiration, they are replaced by contracts that have a later expiration. The relative sale prices of the contracts with earlier and later expiration dates will depend on the commodity and the markets for the commodity during the term of your notes. Sale prices for contracts with later expiration dates that are different than the sale prices for contracts expiring earlier could adversely affect the value of the WTI crude oil futures contract to which your notes are linked and, accordingly, decrease the return on your notes.

Commodity Futures Contracts Are Not Assets with Intrinsic Value

Trading in futures transfers the risk of future price movements from one market participant to another. This means that for every gain, there is an equal and offsetting loss. Commodity futures contracts themselves are not assets with intrinsic value, and simply reflect, in the case of cash-settled contracts, certain rights to payment or obligations to make payments to the other party to the contract. Accordingly, market participants taking the opposite side of the relevant commodity futures contract trades may believe that the price of the physical commodity will move against the interests of the WTI crude oil futures contract.

“Backwardation” or “Contango” in the Market Prices of the WTI Crude Oil Futures Contract May Affect the Value of the Notes

As commodity futures contracts near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As that contract nears expiration, it may be replaced by selling the October contract and purchasing the contract expiring in December. This process is referred to as “rolling.” Historically, the prices of certain commodity futures contracts have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as “backwardation.” In these circumstances, absent other factors, the sale of the October contract would take place at a price that is higher than the price at which the December contract is purchased, thereby creating a gain in connection with rolling. While such commodity futures contracts have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in the WTI crude oil futures contract may adversely affect the value of the notes.

Conversely, certain commodity futures contracts historically exhibit “contango” markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long-term storage of a physical commodity prior to delivery or other factors. Although certain commodity futures contracts may have historically exhibited consistent periods of contango, contango will likely not exist in these markets at all times. Contango in WTI crude oil futures contract may adversely affect the notes.

Economic or Political Events or Crises Could Result in Large-Scale Purchases or Sales of the WTI Crude Oil Futures Contract, Which Could Affect the Price of the WTI Crude Oil Futures Contract and May Adversely Affect the Value of an Investment in the Notes

Investors, institutions, governments and others may purchase and sell the WTI crude oil futures contract as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant large-scale purchases or sales of the WTI crude oil futures contract by market participants may affect the price of the WTI crude oil futures contract, which could adversely affect the value of an investment in the notes.

Substantial Sales of the WTI Crude Oil Futures Contract by Governments or Public Sector Entities Could Result in Price Decreases, Which Would Adversely Affect the Value of an Investment in the Notes

Governments and other public sector entities, such as agencies of governments and multi-national institutions, regularly buy, sell and hold the WTI crude oil futures contract as part of the management of their reserves. In the event that economic, political or social conditions or pressures require or motivate public sector entities to sell the WTI crude oil futures contract, in a coordinated or uncoordinated manner, the resulting sales could cause the price of the WTI crude oil futures contract to decrease substantially, which could adversely affect the value of an investment in the notes.

The WTI Crude Oil Futures Contract May Continue to Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes

The WTI crude oil futures contract has been fluctuating widely and may continue to do so in the future. For example, over the period from June 20, 2014 to February 11, 2016, the settlement price of the WTI crude oil futures contract traded on the New York Mercantile Exchange declined by approximately 75.56%. For additional information about the historical prices of the WTI crude oil futures contract during recent periods, see “The Underlier — Historical Settlement Prices of the Underlier” below. Factors that may affect the WTI crude oil futures contract and the value of your notes in varying ways include, without limitation:

•      global supply of and demand for crude oil, which is influenced by a wide variety of factors, including the global economy, consumer and industrial demand, market regulation, forward selling by producers of crude oil, and production and cost levels in countries where crude oil is produced;

•      levels of inventory at the Cushing Oklahoma storage hub;

•      demand for products produced by refining the physical commodity;

•      weather and natural disasters;

•      governmental programs and policies, including regulation that affects consumption or production of commodities;

•      regulation in the relevant producer countries and in the commodities and securities markets;

•      hedging, investment and trading activities by market participants;

•      price and supply controls among producer nations or organizations of producer nations;

•      holding of commodities by producers;

•      production of substitutes for the physical commodity, such as shale oil; development of new substitutes for the physical commodity; or alternative industrial or consumer applications that do not make use of the physical commodity;

•      relative pricing between the physical commodity and other grades of crude oil;

•      relative pricing between the physical commodity and shale oil;

•      global or regional political, economic or financial events, including war, uprisings, upheavals, terrorism or other hostilities, and other situations, including but not limited to Ukraine;

•      disruptions in supply caused by damage to pipelines (including by oil theft);

•      price limitations, position limits and trading halts on the exchange on which the WTI crude oil futures contract trades;

•      liquidity or illiquidity of the markets for the physical commodity; and

•      currency exchange rates.

It is not possible to predict the effect of all, some or one of these factors on the prices of the physical commodity and the occurrence of all, some or one of these factors could reduce the price of the WTI crude oil futures contract and adversely affect the market value of, and payment on, your notes.

There Are Specific Risks Associated with the Physical Commodity and the WTI Crude Oil Futures Contract

Oil prices are currently experiencing high volatility and have also been highly volatile in the past.

Oil prices are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, Russia, Ukraine and Nigeria. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the WTI crude oil futures contract. Market expectations about these events and trading activity also may cause oil prices to fluctuate unpredictably. If the volatility of crude oil increases or decreases, the volatility of the WTI crude oil futures contract may also increase or decrease, and the market value of, and amount payable on, your notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain periods, implemented curtailments of or increases in output and trade. These efforts at supply control could adversely affect the settlement price of the WTI crude oil futures contract and the market value of, and amount payable on, your notes. Additionally, actions taken by consuming nations, such as the releases of oil reserves, may occur in a way that is not predictable and could adversely affect the price of crude oil, the settlement price of the WTI crude oil futures contract and the market value of, and amount payable on, your notes.

Also, the production and pricing of substitute products for crude oil, such as shale oil, as well as development of new substitute products for crude oil, could adversely affect the settlement price of the WTI crude oil futures contract and the market value of, and amount payable on, your notes. Increases in the price of crude oil may drive increased production of substitute products, such as shale oil, which may cause the price of crude oil to decline.

Ongoing Commodities-Related Regulatory Investigations And Private Litigation Could Affect Prices for Commodities and Futures Contracts, Which Could Adversely Affect Your Notes

An increased focus on price setting and trading prices by regulators and exchanges recently have resulted in a number of changes to the ways in which prices are determined, including prices for commodities and futures contracts. This increased focus also resulted in the publication of standards for benchmark setting by the International Organization of Securities Commissions. Investigations by regulatory authorities, enforcement actions and criminal proceedings in the United States and around the world, and private litigation regarding potential direct and indirect manipulation of the trading prices of certain commodities, are ongoing against a number of firms.

These ongoing investigations, actions, proceedings and litigations may result in further review by exchanges and regulators of the methods by which commodities prices are determined and the manner in which commodities and futures contracts are traded and changes to those methods. In addition, changes to other commodity-related activities, such as storage facilities and delivery methods, may also occur. If any of these changes occur, the WTI crude oil futures contract to which your notes may be linked may be affected, which may thereby adversely affect your notes.

In addition, if alleged trading price manipulation or other alleged conduct that may have artificially affected prices has occurred or is continuing, certain published commodity prices and futures contract prices (including historical prices) may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. In particular, the historical trading information of the commodities and futures contracts to which your notes may be linked may be incorrect and, as a result, may not be representative of the prices or changes in prices or the volatility of the WTI crude oil futures contract. In the future, any such artificially lower (or higher) prices could have an adverse impact on the WTI crude oil futures contract and any payments on, and the value of, your notes and the trading market for your notes.

You Have No Rights with Respect to the Physical Commodity Underlying the Underlier or the WTI Crude Oil Futures Contract or Any Rights to Receive the Physical Commodity Underlying the Underlier or the WTI Crude Oil Futures Contract

Investing in your notes will not make you a holder of the WTI crude oil futures contract or the physical commodity underlying the underlier. Neither you nor any other holder or owner of your notes will have any rights with respect to the WTI crude oil futures contract or the physical commodity underlying the underlier. Any amounts payable on your notes will be made in cash, and you will have no right to receive the physical commodity underlying the underlier, the WTI crude oil futures contract, or options, swaps or futures based upon the physical commodity underlying the underlier.

Past Underlier Performance is No Guide to Future Performance

The actual performance of the underlier over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the historical settlement prices of the underlier or to the hypothetical return examples set forth elsewhere in this prospectus supplement. We cannot predict the future performance of the underlier.

The Notes Provide Exposure to Crude Oil Futures and Not Direct Exposure to Crude Oil

The price of a light sweet crude oil futures contract reflects the expected value of light sweet crude oil upon delivery in the future, whereas the spot price of light sweet crude oil reflects the immediate delivery value of light sweet crude oil. A variety of factors can lead to a disparity between the expected future price of light sweet crude oil and the spot price at a given point in time, such as the cost of storing light sweet crude oil for the term of the futures contract, interest charges incurred to finance the purchase of light sweet crude oil and expectations concerning supply and demand for light sweet crude oil. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements of the spot price may not be reflected in the futures market (and vice versa). The settlement price of the underlier may fall below the initial underlier level and remain below the initial underlier level over the term of the notes, even if the spot price of light sweet crude oil remains the same or even increases.

In addition, the difference between a futures price and a spot price is typically greater the longer the remaining term of the futures contract (in other words, futures prices converge toward spot prices as the expiration of the futures contract nears). As a result, the settlement price of the underlier on a call observation date or on the determination date will be influenced in part by how much time remains to expiration of the underlier on that date. Had the call observation dates or determination date occurred with a different length of time remaining to expiration of the underlier, your return on the notes might have been more favorable.

Investments Linked to Commodities Are Subject to Sharp Fluctuations in Commodity Prices

Investments, such as the notes, linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities and commodity futures over short periods of time for a variety of reasons, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and commodity futures. These factors may affect the settlement prices of the underlier and the value of the notes in varying and potentially inconsistent ways. As a result of these or other factors, the price of the underlier may be, and recently has been, highly volatile.

The Price of Light Sweet Crude Oil Futures Will Affect the Value of the Notes

The price of light sweet crude oil futures is primarily affected by the demand for and supply of light sweet crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Light sweet crude oil prices are generally highly volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of light sweet crude oil. Light sweet crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists. Because the precursors of demand for petroleum products are linked to economic activity, demand may reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for light sweet crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for light sweet crude oil may increase or decrease depending on many factors. These include production decisions by OPEC and other crude oil producers. Light sweet crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of light sweet crude oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Light sweet crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

NYMEX Light Sweet Crude Oil Futures Prices Differ from Other Benchmark Measures of Crude Oil Prices

In particular, the NYMEX light sweet crude oil futures prices referenced by the notes differ from Brent crude oil futures. Brent crude oil futures may be more indicative of global crude oil prices, while NYMEX light sweet crude oil futures may be more indicative of the North American market for crude oil. Events and circumstances specific to the market for NYMEX light sweet crude oil may have a negative impact on NYMEX light sweet crude oil futures without necessarily having a significant effect on Brent crude oil futures prices. The performance of NYMEX light sweet crude oil futures over the term of the notes may differ significantly from, and may be significantly less favorable than, the performance of Brent crude oil futures.

Changes in Exchange Methodology May Affect the Value of Your Notes

The settlement price of the underlier will be determined by reference to the price determined by the relevant exchange. The relevant exchange may from time to time change any rule or bylaw or take emergency action under its rules, any of which could adversely affect the settlement price of the underlier and, in turn, your investment in the notes.

Legal and Regulatory Changes Could Adversely Affect the Return on and Value of the Notes

Futures contracts, including those related to crude oil, are subject to extensive statutes, regulations and margin requirements. The CFTC and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, the NYMEX has regulations designed to limit the amount of fluctuations in futures contract prices. These limits could adversely affect the market prices of crude oil futures.

In addition, the regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes. For example, the Dodd–Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the size of the positions any person may hold in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. In particular, the CFTC has proposed rules to establish position limits that will apply to specified agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts, including crude oil futures. The limits will apply to a person’s combined position in futures, options and swaps on crude oil. The rules, if enacted in their proposed form, may reduce liquidity in the exchange-traded market for crude oil futures, which may, in turn, have an adverse effect on your return on the notes. Market participants may decide, or be required to, sell their positions in crude oil futures as a result of these rules. While the effects of these or other regulatory developments are difficult to predict, if broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of crude oil futures and therefore, the value of the notes.

Single Commodity Prices Tend to Be More Volatile than, and May Not Correlate with, the Prices of Commodities Generally

The notes are not linked to a diverse basket of commodities or a broad-based commodity index. Instead, the notes are linked to the underlier. The settlement price of the underlier may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the underlier, they carry greater risk and may be more volatile than notes linked to the prices of a larger number of commodities or a broad-based commodity index.

Holders of the Notes Will Not Benefit from Regulatory Protections of the Commodity Futures Trading Commission

The notes are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell the underlier for the benefit of the holders of the notes. An investment in the notes does not constitute an investment in the underlier, and holders of the notes will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.

Investing in the Notes Is Not Equivalent to Investing in the Underlier

The return on the notes will not reflect the return you would realize if you actually owned the underlier. You will not have any entitlement to the underlier by virtue of your investment in the notes.

Distortions or Disruptions of Market Trading in the Underlier Could Adversely Affect the Value of and Return on the Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the settlement price of the underlier and, therefore, the value of and return on the notes. In addition, if a scheduled call observation date or the scheduled determination date is a disrupted day, that date will be subject to postponement, as described under “Additional Terms of the Notes” in this pricing supplement. If a call observation date or the determination date is a disrupted day and it is not postponed, the calculation agent will determine the settlement price of the underlier on that date in its discretion. The calculation agent’s determination of the settlement price of the underlier in this circumstance may result in an unfavorable return on the notes.

The Calculation Agent, which Is an Affiliate of the Issuer, Will Make Important Determinations with Respect to the Notes

CGMI, the calculation agent for the notes, is an affiliate of ours and will determine the settlement price of the underlier on the call observation dates and the determination date and any amount owed to you on the notes. In addition, in certain circumstances CGMI may be required to exercise judgments in its capacity as calculation agent. Such judgments could include, among other things:

•	determining whether a scheduled call observation date or the scheduled determination date is a disrupted day;

•	if a scheduled call observation date or the scheduled determination date is a disrupted day, determining whether to postpone that scheduled date;

•	if a scheduled call observation date or the scheduled determination date is a disrupted day and it is not postponed, determining the settlement price of the underlier on that day;

•	if the relevant exchange discontinues trading in the underlier, selecting a successor underlier; or

•	if the relevant exchange discontinues trading in the underlier and there is no successor underlier or if the method of calculating the settlement price of the underlier is changed in a material respect, determining the settlement price of the underlier on each subsequent relevant date.

Any of these determinations made by CGMI, in its capacity as calculation agent, may adversely affect your return on the notes.

The Offering of the Notes Does Not Constitute a Recommendation of the Underlier

You should not take the offering of the notes as an expression of our views or the views of our affiliates regarding how the underlier will perform in the future or as a recommendation to invest in the underlier, including through an investment in the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions that conflict with an investment in the notes, including short positions with respect to the underlier. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives and financial resources.

Our Affiliates May Have Published Research, Expressed Opinions or Provided Recommendations that Are Inconsistent with Investing in the Notes and May Do So in the Future, and Any Such Research, Opinions or Recommendations Could Adversely Affect the Settlement Price of the Underlier

CGMI and other of our affiliates may publish research from time to time relating to the underlier. Any research, opinions or recommendations provided by CGMI and other of our affiliates may influence the settlement price of the underlier, and they may be inconsistent with purchasing or holding the notes. CGMI and other of our affiliates may have published or may publish research or other opinions that call into question the investment view implicit in an investment in the notes. Investors should make their own independent investigation of the underlier and the merits of investing in the notes.

Hedging and Trading Activity by Our Affiliates Could Potentially Affect the Value of the Notes

We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who in turn will likely take positions in the underlier or financial instruments related to the underlier. Our affiliates also trade the underlier and financial instruments related to the underlier on a regular basis as part of their general trading and other businesses.

Any of these hedging or trading activities at or prior to the trade date could increase the value of the underlier at the time of your initial investment and, as a result, the value that the underlier must attain on a call observation date or the determination date before you would receive a positive return at maturity on the notes. Additionally, such hedging or trading activities on or near the call observation dates or the determination date could potentially affect the settlement price of the underlier on those dates and, therefore, adversely affect your return on the notes.

We May Sell an Additional Aggregate Stated Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate stated principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the stated principal amount of the notes, then the return on your investment in such notes held to a call payment date or the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the stated principal amount. If you purchase the notes at a premium to the stated principal amount and hold them to a call payment date or the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the stated principal amount or a discount to the stated principal amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for the notes relative to the stated principal amount. For example, if you purchase the notes at a premium to the stated principal amount, and the notes have not been automatically called, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the stated principal amount or a discount to the stated principal amount.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be materially and adversely affected. As described below under “United States Federal Tax Considerations,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of this pricing supplement entitled “United States Federal Tax Considerations.” You should also consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

ADDITIONAL TERMS OF THE NOTES

General

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes.

Determining the Settlement Price

The “settlement price” of the underlier on any day is the official settlement price per metric barrel of the first nearby futures contract for light sweet crude oil on the New York Mercantile Exchange (“NYMEX”), stated in U.S. dollars, as made public by the NYMEX and displayed on Bloomberg page “CL1 <CMDTY>” (or any successor page) on that day, except as otherwise specified under “— Postponement of a Valuation Date” or “— Discontinuation of Trading of the Underlier on the Relevant Exchange; Alternative Method of Calculation” below.

Postponement of a Valuation Date

If the calculation agent determines that a market disruption event occurs or is continuing on a call observation date or the determination date, or such day is not a trading day, such call observation date or the determination date, as applicable, will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. However, such call observation date or the determination date, as applicable, will not be postponed to a date later than the applicable originally scheduled call payment date or the originally scheduled maturity date, or, if such originally scheduled call payment date or originally scheduled maturity date, as applicable, is not a business day, later than the first business day after the applicable originally scheduled call payment date or originally scheduled maturity date. If a market disruption event occurs or is continuing on the day that is the last possible call observation date applicable to the relevant call payment date or the last possible determination date, or such last possible day is not a trading day, that day will nevertheless be the call observation date or the determination date, as applicable.

A call payment date or the maturity date, as applicable, will be postponed if the applicable originally scheduled call observation date or originally scheduled maturity date is postponed as described above. In such a case, such call payment date or the maturity date will be postponed by the same number of business day(s) from but excluding the applicable originally scheduled call observation date or the originally scheduled maturity date to and including the actual call observation date or actual maturity date, as applicable, unless any such date is not a business day, in which case such call payment date or maturity date, as applicable, will be postponed to the next following business day.

If the settlement price of the underlier that must be used to determine the cash settlement amount on a call payment date or maturity date is not available on any postponed call observation date or the postponed determination date, as applicable, because of a market disruption event or the occurrence of a non-trading day or for any other reason (except as described under “— Discontinuation of Trading of the Underlier on the Relevant Exchange; Alternative Method of Calculation” below), then the calculation agent will nevertheless determine the settlement price of the underlier, based on its assessment, made in its sole discretion in a commercially reasonable manner, of the level of the underlier on that day.

A “scheduled trading day” means a day, as determined by the calculation agent, on which the relevant exchange is scheduled to open for trading for its regular trading session.

A “trading day” means a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchange.

The “relevant exchange” means the NYMEX or, if there is a successor underlier, the primary exchange or market of trading for the successor underlier.

A “market disruption event” means:

▪	any material suspension, absence or limitation of trading in the underlier on the relevant exchange;

▪	any event that materially disrupts or impairs the ability of market participants to effect transactions in, or obtain market values for, the underlier;

▪	the settlement price of the underlier is a “limit price,” meaning that the settlement price of the underlier for a day has increased or decreased from the previous day’s settlement price by the maximum amount permitted under the rules of the relevant exchange; or

▪	a failure by the relevant exchange or other price source to announce or publish the settlement price of the underlier.

Discontinuation of Trading of the Underlier on the Relevant Exchange; Alternative Method of Calculation

If the relevant exchange discontinues trading in the underlier, the calculation agent may, in its sole discretion, replace the underlier with another futures contract that references light sweet crude oil and that the calculation agent, in its sole discretion, determines to be substantially similar to the discontinued underlier (such replacement futures contract will be referred to herein as a “successor underlier”), and the settlement price of the underlier on each valuation date thereafter will be determined by reference to the official settlement price of the successor underlier on the relevant exchange for the successor underlier on that day. In such event, the calculation agent will make such adjustments to any level of the underlier used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor underlier, the calculation agent will cause written notice thereof to be promptly furnished to us and to the holders of the notes.

If the relevant exchange discontinues trading in the underlier prior to, and that discontinuation is continuing on, a valuation date, and the calculation agent determines, in its sole discretion, that no successor underlier is available at that time, or the calculation agent has previously selected a successor underlier and trading in the successor underlier is discontinued prior to, and that discontinuation is continuing on, a valuation date, then the calculation agent will determine the settlement price of the underlier or a successor underlier, as applicable, for that date in its sole discretion.

Notwithstanding these alternative arrangements, discontinuation of trading of the underlier on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the settlement price of the underlier or a successor underlier, as applicable, is changed in a material respect by the relevant exchange, or if the reporting thereof is in any other way modified so that the settlement price does not, in the opinion of the calculation agent, fairly represent the value of the underlier or a successor underlier, as applicable, the calculation agent will, at the close of business in New York City on each day on which the settlement price for the underlier or a successor underlier, as applicable, is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value for the underlier or a successor underlier, as applicable. The calculation agent shall cause written notice of such calculations and adjustments to be furnished to the holders of the notes.

Events of Default and Acceleration

In case an event of default (as defined in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the payment at maturity, calculated as though the determination date were the date of such acceleration; provided that, if a maturity date premium would be payable in such event, the amount of such premium shall be prorated from the original issue date to the date of such acceleration.

In case of default in any payment on the notes, no interest will accrue on such overdue payment either before or after the maturity date.

Calculation Agent

The calculation agent for the notes will be CGMI, an affiliate of Citigroup Global Markets Holdings Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc. and the holders of the notes. The calculation agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

NYMEX Notice

The notes are not sponsored, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of NYMEX commodity futures prices to track general commodity market performance. NYMEX has no relationship to Citigroup Global Markets Holdings Inc. or any of its

affiliates and NYMEX commodity futures prices are determined, composed and calculated by NYMEX without regard to Citigroup Global Markets Holdings Inc. or any of its affiliates or the notes. NYMEX has no obligation to take the needs of Citigroup Global Markets Holdings Inc. or any of its affiliates or the holders of the notes into consideration in determining, composing or calculating any NYMEX commodity futures commodity price. NYMEX is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. NYMEX has no obligation or liability in connection with the administration, marketing or trading of the notes.

NYMEX does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe, market and/or sell the notes, or (ii) the NYMEX commodity futures prices used in computing the return on the notes. NYMEX makes no warranty, express or implied, as to results to be obtained by Citigroup Global Markets Holdings Inc. or any of its affiliates, holders of the notes, or any other person or entity from the use of the notes, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the NYMEX commodity futures prices used in computing the return on the notes and is not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall NYMEX have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

THE UNDERLIER

West Texas Intermediate light sweet crude oil futures contracts trade on the New York Mercantile Exchange (“NYMEX”). A light sweet crude oil futures contract traded on the NYMEX is an agreement to buy or sell 1,000 barrels of light sweet crude oil (as defined under the NYMEX’s rules) within a specified delivery month in the future at a price specified at the time of entering into the contract.

At any given time, the NYMEX lists light sweet crude oil futures contracts with delivery months occurring in each month in the current year and the next eight years (and less frequently thereafter). The first nearby light sweet crude oil futures contract is the futures contract next scheduled for settlement or delivery that is still available for trading. Trading in the futures contract for a given delivery month ceases on the third business day prior to the twenty-fifth calendar day of the month preceding the delivery month (or if the twenty-fifth calendar day of the month is a non-business day, on the third business day prior to the last business day preceding the twenty-fifth calendar day).

The price of a NYMEX light sweet crude oil futures contract is quoted in dollars per barrel. For example, if a NYMEX light sweet crude oil futures contract is entered into at a settlement price of $50, that would mean that the buyer is obligated to buy, and the seller is obligated to sell, 1,000 barrels of light sweet crude oil for a total of $50,000, for delivery in the delivery month of the contract.

The NYMEX determines an official settlement price for NYMEX light sweet crude oil futures contracts on each trading day as of 2:30 p.m., New York City time.

According to NYMEX, light sweet crude oil (WTI) futures and options are the world’s most actively traded energy product and are the deepest and most liquid global energy benchmark, trading nearly 850,000 futures and options contracts daily. NYMEX reports that total open interest in WTI has exceeded 3 million lots, equivalent to more than 3 billion barrels. Increased access and production of light sweet crude is driven by improved infrastructure and technology as well as procurement of oil from ample shale basins. NYMEX expects production of supply from the Mid-Continent, Bakken, and Canadian oil fields to continue to rise. NYMEX views what it deems as WTI’s superior transparency and convergence to the physical market as enabling investors to make sound judgments on the basis of accurate weekly supply and demand information. The WTI crude oil futures contract trades in units of 1,000 barrels. The physical commodity is a blend of several U.S. domestic streams of light sweet crude oil. For the physical commodity, the delivery point in Cushing, Oklahoma, is a vital transshipment point, where storage facilities and intersecting pipelines provide easy access to refiners and suppliers. Crude oil flows inbound to Cushing from around the country and outbound through dozens of pipelines.

The WTI crude oil futures contract is listed on NYMEX, which is part of the CME Group. Crude oil futures are listed nine years forward using the following listing schedule: consecutive months are listed for the current year and the next five years; in addition, the June and December contract months are listed beyond the sixth year. Additional months will be added on an annual basis after the December contract expires, so that an additional June and December contract would be added nine years forward, and the consecutive months in the sixth calendar year will be filled in.

QUESTIONS AND ANSWERS RELATING TO THE WTI CRUDE OIL FUTURES CONTRACT

What Is a Commodity Contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities. The WTI crude oil futures contract is comprised solely of a commodity contract on the physical commodity traded on the New York Mercantile Exchange.

Why Does the WTI Crude Oil Futures Contract Track a Commodity Contract And Not a Physical Commodity?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the price of the WTI crude oil futures contract. In addition, the fact that commodity contracts have publicly available prices allows calculation of the price of the WTI crude oil futures contract based on these prices. The use of commodity contracts, therefore, allows investors to separate the exposure to price changes from the requirements and costs of ownership of the physical commodity, and thus allows participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

If the Price of the Physical Commodity Goes Up, Will the Price of the WTI Crude Oil Futures Contract, Therefore, Also Go Up?

Not necessarily. Your notes are linked to the performance of the WTI crude oil futures contract, rather than the individual physical commodity itself. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “Why Does the WTI Crude Oil Futures Contract Track a Commodity Contract And Not a Physical Commodity?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of the physical commodity going up and the price of the WTI crude oil futures contract not changing in the same way.

What is the “first nearby” futures contract ?

The “first nearby” futures contract refers to the futures contract next scheduled for settlement or delivery that is still available for trading. The trading of futures contracts for delivery of the physical commodity in the current month shall cease on the third business day prior to the twenty-fifth calendar day of the month preceding the delivery month. If the twenty-fifth calendar day of the month is a non-business day, trading shall cease on the third business day prior to the last business day preceding the twenty-fifth calendar day.

Historical Settlement Prices of the Underlier

The settlement price of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the settlement price of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the stated principal amount of your notes on the maturity date or the notes being called on a call observation date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the notes, as well as the cash settlement amount, may bear little relation to the historical prices shown below.

The graph below shows the settlement prices of the underlier for each day such level was available from January 2, 2013 to August 7, 2018. We obtained the settlement prices from Bloomberg L.P., without independent verification.

The settlement price of the underlier on August 7, 2018 was 69.17.

UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “United States Federal Tax Considerations” in the accompanying prospectus supplement does not apply to the notes issued under this pricing supplement and is superseded by the following discussion. However, the discussion below is subject to the discussion in “United States Federal Tax Considerations—Assumption by Citigroup Inc.” in the accompanying prospectus supplement, and you should read it in conjunction with that discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of ownership and disposition of the notes. It applies to you only if you purchase a note for cash and hold it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

•      a financial institution;

•      a “regulated investment company”;

•      a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•      a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

•      a person holding a note as part of a “straddle” or conversion transaction or one who enters into a “constructive sale” with respect to a note;

•      a person subject to the alternative minimum tax;

•      a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or

•      an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal income tax consequences of holding and disposing of notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effect of any applicable state, local or non-U.S. tax laws, the potential application of the Medicare contribution tax or the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser about the application of the U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the notes), as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as prepaid forward contracts for U.S. federal income tax purposes. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment.

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the notes or similar instruments, significant aspects of the treatment of an investment in the notes are uncertain. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below. Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes. Unless otherwise indicated, the following discussion is based on the treatment of the notes as prepaid forward contracts.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•      a citizen or individual resident of the United States;

•      a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•      an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment Prior to Maturity. You should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale, exchange or retirement of the notes as described below.

Taxable Disposition of the Notes. Upon a taxable disposition (including a sale, exchange or retirement) of a note, you should recognize gain or loss equal to the difference between the amount realized and your tax basis in the relevant note. Your tax basis in a note should equal the amount you paid to acquire it. The gain or loss should be long-term capital gain or loss if at the time of the taxable disposition you have held the note for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the notes. It is possible, for example, that the notes could be treated as debt instruments issued by us. Under this treatment, the notes would be subject to Treasury regulations relating to the taxation of contingent payment debt instruments. In this case, regardless of your method of tax accounting for U.S. federal income tax purposes, you would be required to accrue income based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the notes, in each year that you held the notes, even though we are not required to make any payment with respect to the notes until retirement. In addition, any gain on the sale, exchange or retirement of the notes would be treated as ordinary income.

Other possible U.S. federal income tax treatments of the notes could also affect the timing and character of income or loss with respect to the notes. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•      an individual who is classified as a nonresident alien;

•      a foreign corporation; or

•      a foreign estate or trust.

You are not a Non-U.S. Holder for the purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition or (ii) a former citizen or resident of the United States. If you are or may become such a beneficial owner during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

Taxable Disposition of the Notes Subject to the discussion below regarding “FATCA,” you generally should not be subject to U.S. federal withholding or income tax in respect of your notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you provide the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that you are not a U.S. person.

If you are engaged in a U.S. trade or business, and if income from the notes is effectively connected with the conduct of that trade or business, you generally will be subject to regular U.S. federal income tax with respect to that income in the same manner as if you were a U.S. Holder, unless an applicable income tax treaty provides otherwise. If you are a Non-U.S. Holder to which this paragraph may apply, you should consult your tax adviser regarding other U.S. tax consequences of the ownership and disposition of the notes. If you are a corporation, you should also consider the potential application of a 30% (or lower treaty rate) branch profits tax.

Tax Consequences Under Possible Alternative Treatments. Subject to the discussion under “FATCA” below, if all or any portion of a note were recharacterized as a debt instrument, any payment made to you with respect to the note generally would not be subject to U.S. federal withholding or income tax, provided that: (i) income or gain in respect of the note is not effectively connected with your conduct of a trade or business in the United States, and (ii) you provide an appropriate IRS Form W-8 certifying under penalties of perjury that you are not a United States person.

Other U.S. federal income tax treatments of the notes are also possible. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Among the issues addressed in the notice is the degree, if any, to which any income with respect to instruments such as the notes should be subject to U.S. withholding tax. While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder, or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty exemption, the notes may be treated as U.S. situs property subject to U.S. federal estate tax. If you are such an individual or entity, you should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes.

Information Reporting and Backup Withholding

Payment of the proceeds of a taxable disposition of the notes may be subject to information reporting and, if you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code. If you are a Non-U.S. Holder that provides the applicable withholding agent an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest, dividend equivalents or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”). Withholding (if applicable) applies to payments of U.S.-source FDAP income and, for dispositions after December 31, 2018, to payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as providing for U.S.-source interest or dividends. If the notes were recharacterized as debt instruments, this legislation would apply to the notes. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. You should consult your tax adviser regarding the potential application of FATCA to the notes.

The preceding discussion, when read in conjunction with “United States Federal Tax Considerations—Assumption by Citigroup Inc.” in the accompanying prospectus supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the “Code”) prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of CGMI or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the trade date because certain terms of the notes have not yet been fixed and because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the trade date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors — The Notes Will Not Be Listed on a Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity.”

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